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Exhibit 2

Media release

12 September 2003

Westpac not to proceed with NBNZ sale process

Westpac today announced that it will not be proceeding with the National Bank of New Zealand sales process.

The decision was made not to proceed further as Westpac considers it would be diverting from its core organic growth strategy at this time.

As a result, Westpac will also withdraw its New Zealand Commerce Commission application which it submitted in August. The New Zealand Commerce Commission has given no indication of its view of the application.

As the biggest bank in New Zealand Westpac will continue to focus on its existing customer base and its organic growth strategy.

Ends.

For Further Information

David Lording
Westpac Banking Corporation
Media Relations
Ph: 02 9226 3510
Mb: 0419 683 411

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  Exhibit 2